UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2025
Commission File No. 001-37596
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FERRARI N.V.
(Translation of Registrant’s Name Into English)

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Via Abetone Inferiore n.4
I-41053 Maranello (MO)
Italy
Tel. No.: +39 0536 949111
(Address of Principal Executive Offices)
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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

The following exhibit is furnished herewith:
Exhibit 99.1    Press release issued by Ferrari N.V. dated November 3, 2025.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2025	FERRARI N.V.

	By:	/s/ Antonio Picca Piccon
		Name:	Antonio Picca Piccon
		Title:	Chief Financial Officer

Index of Exhibits
Exhibit
Number    Description of Exhibit

99.1        Press release issued by Ferrari N.V. dated November 3, 2025.